pincock
allen &
holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

EXHIBIT 99.8

CONSENT OF PAUL A. GATES

CONSENT OF AUTHOR OF PRELIMINARY ECONOMIC ASSESSMENT REPORT

To the Board of Directors of Tasman Metals Ltd:

Reference is made to the preliminary economic assessment report titled "Preliminary Economic Assessment NI 43-101 Technical Report for the Norra Kärr (REE - Y - Zr) Deposit, Gränna, Sweden" dated May 11, 2012, which the undersigned has prepared (the "Norra Kärr PEA Report").

The undersigned hereby consents to the written disclosure of the references to and extracts from the Norra Kärr PEA Report, or summaries thereof, either directly incorporated or incorporated by reference, in the Annual Information Form (the "AIF") of Tasman Metals Ltd. (the "Company") for the financial year ended August 31, 2012 (which is filed as Exhibit 99.1 to the Annual Report), the Company's Management's Discussion and Analysis (the "MD&A") for the year ended August 31, 2012 (which is filed as Exhibit 99.3 to the Annual Report) and this Form 40-F of the Company for the fiscal year ended August 31, 2012 (the "Annual Report"). In addition, the undersigned hereby consents to being named in the AIF, the MD&A and this Annual Report as having prepared the Norra Kärr PEA Report.

I confirm that I have read the "AIF", MD&A and the Form 40-F as at the below date and confirm that both fairly and accurately represent the information contained in the Norra Kärr PEA Report.

Paul A. Gates

PAUL A. GATES, P.E.
Chief Mining Engineer

RUNGE INC. D.B.A PINCOCK, ALLEN AND HOLT

11/26/2012
Date